David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, New York 11570

September 15, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No.2 to Form 10-K for the fiscal year ended December 31, 2008, filed August 14, 2009
Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
(File No. 000-52107)

Dear Ms. Tillen:

We are counsel to Helix Wind, Corp. (the “Company”).  We hereby submit on behalf of the Company a response to the letter of comment, dated August 27, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009 (“Form 10-K”), Amendment No. 2 to the Form 10-K,  Amendment No. 1 to  the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

The Company’s responses are numbered to correspond to the Commission’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express.

September 15, 2009

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2008 filed August 14, 2009

Item 9A(T). Controls and Procedures, page 18

Comment No. 1:

Please refer to prior comments 3, 35 and 36. We note your revised disclosure that your CEO and CFO concluded that your disclosure controls and procedures are effective “in ensuring that material information that [you] are required to disclose in report that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure to clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the response you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please similarly amend your March 31, and June 30, 2009 Forms 10-Q.

Response:

The Company will  amend its Form 10-K and its March 31, 2009 and June 30, 2009 Forms 10-Q to delete the definition of “disclosure controls and procedures”.

Comment No. 2:

 Please refer to prior comments 4, 5 and 6. We note from your response that you did not provide the disclosures because at December 31, 2008, you were a shell company and accordingly you believed an assessment of your internal control over financial reporting was not meaningful. Please note that pursuant to Exchange Act Rules 13a-15(a) and 13a-l5(c) since you either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year, then, your management must maintain internal control over financial reporting and evaluate the effectiveness of your internal control over financial reporting as of the end of your fiscal year. That evaluation must be performed regardless of whether or not you are a shell company. Since your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting,

In performing your evaluation, you may find the following documents helpful:

•
the Commission's Release Amendments to Rules Regarding Management 's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http//www.sec.gov/rules/fina1/2007/33-8809,pdf:

•
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 801/Financial Reporting Release 77). You can find this release at: http//www.sec.gov/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404-A Guide for Small Business" brochure at: http/www.sec.gov/info/smallbus/404guide.shtml.

September 15, 2009

In addition, please evaluate how management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(c), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at  http://www.sec.gov/divisions/corpfin/guidancc/regs-kinterp.htm, failure to management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response:

The Company will amend its Form 10-K to state that management has performed its assessment and evaluation of internal control over financing reporting and will include its report on internal control over financial reporting as of December 31, 2008.

Comment No. 3:

We note your response to prior comment 6, but we note that the statement is required in your Form 10-K for the year ended December 31, 2008. As such, we reissue the comment and request that you amend the filing to include the statement required by Item 308T(a)(4) of Regulation S-K disclosing the fact that management's report was not subject to attestation by your registered public accounting firm.

Response:

The Company will amend its Form 10-K to include the statement required by Item 308T(a)(4) of Regulation S-K disclosing the fact that management’s report was not subject to attestation by the Company’s registered public accounting firm.

Exhibit 31.1 and 31.2

Comment No. 4:

We note that in response to prior comments 8 and 9 you revised your certifications to remove the phrase “based on our most recent evaluation of internal control over financial reporting,” from paragraph 5. Please amend your Form 10-K to include certifications that are in the exact form as set forth in Item 601(b)(31) of  Regulation S-K. Please similarly amend your March 31, and June 30, 2009 Forms 10-Q.

Response:

The Company will amend its Form 10-K and March 31, 2009 and June 30, 2009 Forms 10-Q to add the phrase “based on our most recent evaluation of internal controls over financial reporting” to paragraph 5 of the certifications.

September 15, 2009

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements, page 3

Note 8. Stock-Based Compensation, page 20

Comment No. 5

Please refer to prior comment 31. Please tell us why you believe that determining your volatility based on placing exclusive reliance on the historical volatility of your stock for the period from February 11, 2009 through March 31,2009 is appropriate and consistent with paragraphs A22 and A43 of SFAS 123R and Question 4 of SAB Topic 14.D.1, which indicate that in order to rely exclusively on historical volatility, you should, among other factors, have a sequential period of historical data at least equal to the expected or contractual term of the share option.

Response:

Since there is insufficient stock price history that is at least equal to the expected or contractual terms of the Company’s options, the Company has revised its calculations using the historical volatility of a similar public entity in the Company’s industry  in accordance with Question 4 of SAB Topic 14.D.1 and paragraph A22 of SFAS 123R, rather than historical volatility from the Company’s date of inception as a public company.  In making this determination and identifying a similar public company, the Company considered the industry, stage of life cycle, size and financial leverage of such other entities.   This resulted in an expected volatility of 59% for the period ended March 31, 2009 and 75% for the period ended June 30, 2009

Item 4T. Controls and Procedures, page 31

Disclosure Controls and Procedures, page 3 1

Comment No. 6

We note from the disclosure in your June 30, 2009 Form 10-Q that management concluded that disclosure controls and procedures were not effective. You further disclose certain material weaknesses in your internal control over financial reporting related to the lack of segregation of duties and the lack of sufficient personnel. Please tell us the extent to which these material weaknesses existed in the prior periods and explain to us how management was able to conclude that disclosure controls and procedures were effective as of March 31, 2009.

Response:

The Company will amend its Form 10-Q for the quarter ended March 31, 2009, under Part I, Item 4T, to disclose the material weaknesses in our internal control over financial reporting related to the lack of segregation of duties and the lack of sufficient personnel. In addition, the Company will disclose that based on its evaluation of the effectiveness of the disclosure controls and procedures, it has concluded that these controls were not effective as of March 31, 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 3

Condensed Consolidated Statements of Cash Flows. page 6

Comment No. 7:

We note that the cash flow amounts presented for the six months ended June 30, 2008 actually are the amounts from your cash flow statement for the three months ended March 31,2008 presented in your March 31, 2009 Form 10-Q. Please amend the filing to include the correct comparative amounts for the period ended June 30, 2008.

Response:

The Company will amend its Form 10-Q for the quarterly period ended June 30, 2009, to include the correct comparative amounts for the period ended June 30, 2008 in the condensed statement of cash flows.

September 15, 2009

Note 5. Debt. page 16

Comment No. 8:

Please refer to prior comment 14. Please reconcile the summation of the amounts of interest expense disclosed on pages 17 and 18 of $99,315, $378,886, $1,300 and $3,336 ($482,837) with the total amount of interest expense for the six months ended June 30, 2009 shown on page 4 of $295,588. Further, please tell us why the amount of discount amortized to interest for the three months ended March 3 1, 2009 and the six months ended June 30, 2009 was the same amount for the exchange notes ($99,315), the new convertible notes ($1,300) and the other convertible notes ($3,336). We also note that it appears the only change in the amortization of the discount for the reverse merger notes between March 31, 2009 and June 30, 2009 related to $350,000 upon conversion of notes.

Response:

The Company has revised its calculations for the amortization of the discount related to the convertible notes payable to reflect the effective interest rate method of amortization.  The amount of interest expense recognized on the statement of operations has been revised to approximately $24,826,600 for the six months ended June 30, 2009, which represents interest charges on convertible notes payable along with the interest charges incurred with the initial measurement of the derivative liabilities for both the conversion features and warrants and the write-off of the unamortized portion of the two convertible notes that were converted to common stock. Since these various convertible notes payable have been recently issued, the effective interest rate method of amortization will result in amortization amounts closer to the notes maturity dates.  All of the notes have 36 month terms.

The Company notes that the $350,000 reduction in debt discount for the period ending June 30, 2009 was a convertible note payable that was converted to common stock of the Company and therefore, in accordance with EITF 98-5, the related debt discount was written off to interest expense to reflect this conversion.

Short Term Debt. page 16

Comment No. 9:

Please refer to prior comment 16. We note that you have related party notes payable totaling $115,365 included in short term debt. Please tell us and revise future filings, including any amendments, to disclose, consistent with paragraph 850-10-50-1 of the FASB Accounting Standards Codification (FASB ASC), the nature of the relationship(s) involved and the significant terms and manner of settlement including conversion terms and maturity dates.

Response:

The related party note payable totaling $115,365 was issued to a trust of which the Company’s CEO is a co-trustee.  The note holders that elected not to convert as part of the note exchange, agreed to a revised note that has a maturity date of twenty-four months.   The revised note pays interest at 12% and provides that the principal balance and all accrued and unpaid interest be due and payable beginning on the first day of the sixth month following the date of the note and such principal and interest shall be paid in equal monthly installments until the maturity date February 11, 2011.  The revised note terminates all conversion terms of the original note in their entirety. The Company will amend its Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include and will include in all future filings the nature and significant terms of the related party note.

Comment No.10:

Further, please tell us and disclose in future filings, including any amendments, the significant terms and manner of settlement of the other short-term debt, including conversion terms and maturity dates. Tell us how you are accounting for any convertible instruments included in short term debt and why.

Response:

In short-term debt there are note holders totaling another $72,000 that elected not to convert as part of the note exchange offered with the merger and received notes with the same terms outlined above in response number 9 for the related party note payable.  In addition, short term debt includes $245,717 and $100,000 received from two non-related parties pursuant to one-year promissory notes dated June 1, 2009 and May 28, 2009, respectively, which accrue interest  at a rate of prime plus 1% per annum.  None of the notes classified as short-term debt have conversion features. The Company will amend its Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include and will include in all future filings the nature and significant terms of the other short-term notes.

September 15, 2009

Exchange Notes - Convertible Notes Payable Related Party, net of discount, page 16

Comment No. 11:

Please refer to prior comments 25 and 26. We note your responses to our comments regarding the premiums and the loss on extinguishment of debt. It appears that these other premiums recorded are the same charges that were recorded as a loss on extinguishment on debt of $213,266 as discussed in your response to comment 14. Please tell us how the additional “other premiums” of $213,265 were recorded in the financial statements prior to and as a part of the exchange of notes. Please clarify how the discussion of the loss on extinguishment references a “discount recorded on the old debt". We note no disclosure in your December 31, 2008 financial statements which discusses a discount to the carrying value of the note payables. Please consider providing us with sample journal entries that supports your accounting for the premiums and the loss on the extinguishment.

Response:

The original 12% exchange notes had premiums that were also convertible into common stock of the Company.  Prior to the exchange of the notes, the premiums were approximately $213,000. The Company recorded these premiums as follows:

Discount on Convertible Notes Payable	213,000
12% Convertible Notes Payable	(213,000)

Once the 12% notes were exchanged for the 9% convertible notes, including the earned premiums, the Company recorded a loss on debt extinguishment of $213,000.  The entry was as follows:

12% Notes Payable	2,234,579
Discount on 12% notes	(213,000)
9% Notes Payable	(2,234,579)
Discount on 9% notes	2,234,579
Derivative liability	(2,234,579)
Loss on extinguishment	213,000

Other Convertible Notes, page 18

Comment No. 12:

We note that a portion of the other convertible notes were issued to related parties. Please tell us why the related party amounts are not included in the classification of your convertible notes payable, related party in the table on page 18 and in the balance sheet.

Response:

The related party note disclosed under the caption “other convertible notes” on page 18 has a face amount of $25,000 and was not part of the “exchange notes issued to related parties” therefore the Company does not believe it will be appropriate to include it under this caption. Additionally, this related party note was not material to the financial statements and therefore was not disclosed under a separate caption but rather was included with “other convertible notes”. The Company will amend  its  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to include and will include in all future filings a separate caption on the table on page 18 and in the balance sheet for the $25,000 “related party convertible note”.

September 15, 2009

Comment No. 13:

Please refer to prior comment 22. In future filings, including any amendments, please also disclose the amortization period.

Response:

The Company will amend  its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to include and will include in all future filings disclosure for the amortization period of its convertible instruments in any disclosure discussing convertible notes payable and notes payable.

Note 6. Derivative Liabilities, page 18

Comment No. 14:

Please refer to prior comment 18. Please disclose in future filings, including any amendments, the valuation methods and significant assumptions you used to value the derivative liabilities related to the warrants and the conversion features.

Response:

The Company will amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 and future filings to reflect the valuation methods and significant assumptions used to value the derivative liabilities for both the warrants and the embedded conversion features as follows:

Both the warrants and embedded conversion features met the criteria for derivative liabilities under SFAS 133.  Derivative instruments are required to be measured at fair value.  The Company calculated the fair value of these instruments using the Black-Scholes pricing model.  The significant assumptions used in the valuation were as follows:

The market value of the Company’s common stock on the date of issuance of these equity linked instruments

The exercise price or conversion rate ranging from $0.50 to $0.75

The expected life of the instrument – ranging from 3 to 5 years

Risk free rate of return on the date of issuance – ranging from 1.15% to 2.95%

The expected volatility – 75% at June 30, 2009

 Dividend rate of 0%

Comment No. 15:

Please refer to prior comments 18, 20, 21 and 30. We note that you determined the fair value of the derivative liability related to the conversion features of the notes payable based upon their intrinsic value because it is the “best reasonable and supportable measurement.” Since the intrinsic value only represents the different between the fair value of common stock on the date the notes were issued and the conversion price in the notes payable, please explain to us your reasons for concluding that the intrinsic value represents the fair value as of the issuance date of the notes payable. Discuss how you considered and applied paragraph 815-10-30-1 of FASB ASC which requires you to record the derivative liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Tell us why you believe that using intrinsic value represents a valuation technique that reflects all of the substantive characteristics of the instrument such as the expected term, the expected volatility of the price of your underlying stock for the expected term, and the risk-free interest rate(s) for the expected term.

September 15, 2009

Response:

The Company will amend its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to modify its valuation method related to the conversion feature as follows:

The Company had previously calculated the fair value of the embedded conversion features using its intrinsic value.  The Company used the intrinsic value as the best reasonable and supportable measurement of fair value. The Company notes that pursuant to paragraph 815-10-30-1, these derivatives must be recorded at fair value and accordingly, has revised its calculation of fair value of the embedded conversion features using the Black-Scholes pricing model.  The Company believes that this valuation method is a more accurate measurement of fair value since this valuation method considers both market conditions on the date the instruments were issued and considers all components of the conversion feature such as conversion rate, market value of the Company’s common stock, the expected life, discount rate and volatility.  The significant assumptions used in the valuation were as follows:

The market value of the Company’s common stock on the date of issuance of these equity linked instruments

The exercise price or conversion rate ranging from $0.50 to $0.75

The expected life of the instrument – ranging from 3 to 5 years

Risk free rate of return on the date of issuance – ranging from 1.15% to 2.95%

The expected volatility – 75% at June 30, 2009

Dividend rate of 0%

Comment No. 16:

Further, please show us how you calculated the amount assigned to the derivative liability of the conversion features based on their intrinsic value as of the date of issuance, March 31, and June 30, 2009. It appears that you have not reflected any change in value for the derivative liability and you may have limited your intrinsic value calculation to the amount of proceeds received from the notes. If so, please tell us why. See our comment above and further discuss how you considered paragraphs 815-10-30-1 and 815-10-35-1 of SFAS 133 which require that you measure the derivative liability at fair value at each reporting date.

Response:

As noted above in response to Comment No. 15, the Company will modify its valuation method for the conversion features in its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.  In doing so, the Company also recognized the full amount of the fair value as a derivative liability.  The Company previously valued this embedded conversion feature using the intrinsic value method, as discussed in response to Comment No. 15 and limited the value of the derivative liability related to the conversion feature to the amount of the proceeds received for the convertible notes payable.

The Company has modified this by recording a discount to the related convertible notes payable to the extent of the proceeds received.  Any amount in the fair value of the embedded conversion feature in excess of the proceeds was recognized in the statement of operations as a current period charge.  The Company also measured the derivative liabilities at March 31, 2009 and June 30, 2009. Any changes in the value of the derivative liability at such dates are recognized in the statement of operations as a change in fair value of derivative liabilities.

September 15, 2009

Comment No. 17:

With respect to the amount shown related to the  “conversion of derivative financial instruments” in the table on page 19, please tell us and disclose in future filings, including any amendments, how you determined the amount shown. Tell us how you considered paragraph 815-1 5-35-4 of FASB ASC which requires that when an embedded conversion option no longer meets the bifurcation criteria that you should reclassify the carrying amount of the liability for the conversion option based on its fair value on the date of reclassification to shareholders’ equity and continue to amortize any debt discount recognized when the conversion option was bifurcated from the convertible debt.

Response:

The Company has revised the amounts recorded in its financial statements related to the derivative liabilities when the related debt is converted into common stock.  The Company will amend its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to reflect these revisions.  Pursuant to paragraph 815-15-35-4 of FASB ASC, the Company notes that the related derivative liability no longer meets the criteria for bifurcation because the related debt was converted, and therefore the derivative liability related to the amount converted to stockholders’ equity was reclassified based on its fair value on the date of reclassification which was the date of conversion.  Since the debt was converted remaining unamortized discount was expensed.

The Company calculated the fair value on the date of reclassification using the Black-Scholes pricing model.  The significant assumptions used in the valuation were as follows:

The market value of the Company’s common stock on the date of reclassification

The conversion rate of $0.50

The expected life of the instrument – 3 years

Risk free rate of return on the date of issuance – ranging from 1.27% to 1.52%

The expected volatility – 75%

                  Dividend rate of 0%

Comment No. 18:

Please reconcile your disclosure in the statements of cash flows for the six months ended June 30, 2009 shown on page 4 of the change in the fair value of the derivative warrant liability of $9,236,381 and the interest in connection with derivative liability of $14,646,423 with your statements of operations on page 4 and the disclosure in Note 6. Tell us and disclose how you determined the classification of amounts that you reflect as interest versus the change in the fair value of the derivative liability.

Response:

The Company erroneously reported the incorrect amounts for the interest expense and change in the fair value of the derivative liability in the statements of operations as filed with the SEC. The Company has revised the amounts recorded in its financial statements and footnotes related to interest expense and change in fair value of the derivative liability.  The Company will amend it Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 to relect these revisions as follows:

Interest expense amount will include:

1-             The excess of the fair value of the derivative liabilities related to the conversion feature and warrants on the date of issuance over the face amount/debt discount of the note.

2-             Amortization of debt discount

3-             Any interest accrued on the notes

Change in fair value of the derivative liability will include:

1-             The mark-to-market adjustment for the derivative liabilities related to the conversion feature and warrants at each reporting period.

September 15, 2009

Note 10. Commitments and Contingencies, page 24

Comment No. 19

We note that the monthly management fee payable to East West is $16,270. Please tell us whether you have accrued for or paid all fees due under this agreement. If you have accrued for these fees, please tell us the amount of the accrual and where it is reflected in the balance sheet.

Response:

The Company receives a monthly invoice from East West for $16,270 for the management fee covering the period from the 15th to the 15th of each month.  The Company is current in its payments to East West for the monthly management fee.  Therefore, at June 30, 2009, one-half of the current monthly amount ($8,135) was recorded as a liability and included in accounts payable on the balance sheet.

Representations

Comment 20:

As previously requested, the Company should provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (516) 887-8200.

Very truly yours,

/s/ David Lubin

David Lubin

cc: Kevin Claudio